United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* First Quarter 2010 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 28, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 28, 2010	www.gruma.com

FIRST-QUARTER 2010 RESULTS

HIGHLIGHTS

  Majority net income increased considerably to Ps.261 million versus a majority net loss of Ps.491 million in 1Q09.

  Sales volume remained flat as volumes in Gruma Corporation and GIMSA were stable and higher sales volume in Molinera de Mexico was offset by lower volumes in Gruma Venezuela and Gruma Centroamerica.

  Net sales decreased 13% as a result of lower net sales in Gruma Corporation due to price reductions, the appreciation of the peso against the dollar, and the devaluation of the Bolivar.

  EBITDA decreased 30% and EBITDA margin declined to 8.8% from 11.0%. The peso appreciation and lower margins, mainly in Gruma Venezuela, Gruma Corporation, and GIMSA, drove the consolidated decrease in EBITDA.

  Debt decreased US$35 million or 2% as of March 2010 versus December 2009 in connection with payments made with cash generation. In peso terms debt decreased 8% due to the reduction in debt in dollar terms and the appreciation of the peso against the dollar.

Consolidated Financial Highlights
 (Ps millions)

	1Q10	1Q09	VAR (%)
Volume (thousand metric tons)	1,097	1,097	-
Net sales	11,258	12,288	(13)
Operating income	632	1,024	(38)
Operating margin	5.6%	7.9%	(230) bp
EBITDA	991	1,416	(30)
EBITDA margin	8.8%	11.0%	(310) bp
Majority net income	261	(491)	N/A
ROE (LTM)	25.9%	(81.7)%	N/A

Debt
 (US$ millions)

Mar'10	Mar'09	Var	Dec'09	Var
1,667	1,010	65%	1,702	(2)%

CONSOLIDATED RESULTS OF OPERATIONS
1Q10 vs. 1Q09

Sales volume remained at 1,097 thousand metric tons. Volumes in Gruma Corporation and GIMSA were stable and higher sales volume in Molinera de Mexico was offset by lower volumes in Gruma Venezuela and Gruma Centroamerica.

Net sales decreased 13% to Ps.11,258 million in connection with lower net sales in Gruma Corporation due to price reductions, the appreciation of the peso against the dollar, and the devaluation of the Bolivar. Sales from non-Mexican operations constituted 66% of consolidated net sales during the quarter.

Cost of sales as a percentage of net sales increased to 66.7% from 65.7%, driven mainly by GIMSA and Gruma Venezuela. In absolute terms, cost of sales fell to Ps.7,508 million as higher cost of sales in GIMSA was offset by reductions in Gruma Venezuela and Gruma Corporation due to the Bolivar devaluation and the appreciation of the peso, respectively.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased to 27.7% from 26.4%, driven mainly by Gruma Corporation. In absolute terms, SG&A declined 8% to Ps.3,118 million due primarily to Gruma Venezuela in connection with the Bolivar devaluation.

Operating income decreased 38%, to Ps.632 million, and operating margin declined to 5.6% from 7.9%; both results were driven by Gruma Venezuela, Gruma Corporation and GIMSA.

Other expense, net, was Ps.40 million, Ps.23 million lower than in the same period of 2009.

Comprehensive financing income, net, was Ps.161 million versus Ps.1,104 million in 1Q09. The variation resulted mainly from the losses on currency derivative instruments in 1Q09. Also, the appreciation of the peso generated a positive effect during the quarter.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.127 million, 10% lower than in 1Q09.

Taxes  amounted to Ps.216 million, Ps 128 million lower than in 1Q09, in connection with lower pre-tax income in foreign subsidiaries.

GRUMA's total net income was Ps.342 million versus a net loss of Ps.345 million in 1Q09; the difference came mainly from the losses on currency derivative instruments in 1Q09 and a positive effect of the peso appreciation during 1Q10. GRUMA's majority net income was Ps.261 million, compared with a majority net loss of Ps.491 million in the same period of 2009.

FINANCIAL POSITION
March 2010 vs. December 2009

Balance-Sheet Highlights	Total assets were Ps.39,199 million, a decrease of 11%, driven by lower assets in Gruma Venezuela and Gruma Corporation as a result of the Bolivar devaluation and the peso appreciation, respectively.

Total liabilities were Ps.28,999 million, 10% lower than at the end of 4Q09, driven by Gruma Venezuela in connection with the Bolivar devaluation , and lower liabilities in pesos terms due to the peso appreciation.

Stockholders' equity totaled Ps.10,200 million,14% lower than at the end of 4Q09.
Debt Profile	GRUMA's debt amounted to US$1,667 million, of which approximately 75% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020..	Total
Major derivatives	25.0	50.0	75.0	100.0	100.0	150.0	150.0	18.3				668.3
Minor derivatives	18.0	32.5	17.0									67.5
Bancomext facility			6.8	34.1	47.8	27.3	27.3	34.1	54.6	41.0		273.0
Syndicated loan	30.3	40.4	40.4	40.4	40.4							191.9
7.75% perpetual bond											300.0	300.0
Gruma Corp's revolving facility		70.0										70.0
Other	36.6	14.9	18.2	18.6	7.9							96.2
TOTAL	109.9	207.8	157.4	193.1	196.1	177.3	177.3	52.4	54.6	41.0	300.0	1,666.9

CAPITAL EXPENDITURE PROGRAM GRUMA's capital expenditures totaled US$11 million during 1Q10. The largest investments were applied to upgrades in Gruma Corporation.

SUBSIDIARY RESULTS OF OPERATIONS
1Q10 vs. 1Q09

Gruma Corporation (1

Sales volume remained flat at 326 thousand tons. Tortilla sales volume in the U.S. remained stable. In corn flour, lower sales volume in the U.S. was related to the non-recurrent effect in inventories of the change in the retail distribution system towards company-owned routes in certain regions. That reduction was offset by higher corn flour volumes in Europe due to an increase in market share in brewing grits and better than expected organic growth in our snacks customer base.

Net sales declined 5%, to Ps.5,278 million, due to price reductions in the U.S. corn flour business effective at the beginning of 4Q09 to reflect lower corn prices, and discounts and promotions in the U.S. tortilla business to reflect lower raw material prices.

Cost of sales as a percentage of net sales increased to 58.9% from 58.6% due to a change in the product mix and lower cost absorption. In absolute terms, cost of sales decreased 4% due mainly to lower raw material costs, and, to a lesser extent, the product count reduction among the tortilla SKUs.

SG&A as a percentage of net sales increased to 34.9% from 33.0% due to a change in the product mix and lower expense absorption. In absolute terms, SG&A increased 1% due to higher transportation costs.

Operating income as a percentage of net sales declined to 6.2% from 8.3%. In absolute terms, operating income decreased 29%, to Ps.328 million.

1) Please note that, as GRUMA has always prepared this report, all Gruma Corporation figures are compared in dollars terms in order to avoid exchange-rate distortions. Figures shown here were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.33/dollar as of March 31, 2010. The differences versus accounting principles generally accepted in Mexico are reflected in this report in the column entitled ''Other and Eliminations''.

GIMSA

Sales volume remained mainly flat at 470 thousand metric tons during 1Q10 relative to 1Q09, when volume was inflated as customers built up their inventories in anticipation of price increases implemented in 2Q09.

Net sales increased 19% to Ps.2,936 million due mainly to price increases implemented during 2009, especially in 4Q.

Cost of sales as a percentage of net sales increased to 73.5% from 70.0%. In absolute terms, cost of sales increased 25% to Ps.2,159 million due to higher cost of corn in connection with the elimination of government support to the tortilla industry; this support was replaced by price increases in corn flour.

SG&A as a percentage of net sales increased to 16.8% from 16.3% and, in absolute terms, increased 23%, mainly from higher selling expenses resulting from promotion and advertising related to the 2010 FIFA World Cup, and to a lesser extent, higher freight tariffs.

Operating income as a percentage of net sales decreased to 9.7% from 13.7% and, in absolute terms, operating income decreased 16% to Ps.285 million due primarily to the aforementioned higher cost of corn and higher SG&A.

For additional information, please see GIMSA ''First-Quarter 2010 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 2% due mainly to lower sales of corn flour in connection with increased competition and lower sales to government channels.

Net sales decreased 49% due primarily to the effect of the devaluation of the Bolivar.

Cost of sales as a percentage of net sales increased to 71.0% from 68.7% due to increases in raw materials costs, especially corn and wheat. In absolute terms, cost of sales decreased 47% as a result of the devaluation of the Bolivar.

SG&A as a percentage of net sales increased to 20.7% from 19.1% in connection with salary increases. In absolute terms, declined 44% due mainly to the effect of the devaluation of the Bolivar.

Operating income decreased 65% to Ps.91 million. Operating margin declined to 8.3% from 12.1% in 1Q09.

Molinera de Mexico

Sales volume rose 6% due to more competitive pricing, increased market coverage, and higher sales of flour-based mixes.

Net sales decreased 2% to Ps.879 million due to lower prices in connection with a lower cost of wheat.

Cost of sales as a percentage of net sales improved to 81.5% from 83.2% and in absolute terms, cost of sales decreased 4% in connection with lower wheat prices.

SG&A as a percentage of net sales increased to 16.3% from 14.4% due to lower expense absorption. In absolute terms, SG&A increased 11% due to higher freight expenses in connection with higher volumes.

Operating income was Ps.19 million versus Ps.21 million in 1Q09. Operating margin decreased to 2.2% from 2.3%.

Gruma Centroamerica

Sales volume decreased 6% mainly as a result of lower corn flour sales volume in Honduras in connection with a corn surplus in the region and more competition from other corn flour producers.

Net sales decreased 2% to Ps.648 million due the aforementioned lower sales volume and the effects arising from the restatement of results.

Cost of sales as a percentage of net sales improved to 74.0% from 77.0% in connection with higher rice costs and higher fuel costs during 1Q09. In absolute terms, cost of sales decreased 6% due to the decline in sales volume.

SG&A as a percentage of net sales increased to 30.6% from 27.5% and in absolute terms, SG&A increased 9% due mainly to higher promotion and advertising expenses coming from (1) a new advertising campaign and (2) promotions at the point of sale as well as investments in shelf space.

Operating loss was Ps.30 million, similar to 1Q09. Operating margin was negative 4.6%.

Other and Eliminations

Operating loss was Ps.60 million compared with a 1Q09 operating loss of Ps.21 million due to differences between the convenience translation of Gruma Corporation's figures and actual figures according to Mexican GAAP.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%, or.

  Not inflationary - when the accumulated inflation of three prior years is less than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

  The figures for subsidiaries in Mexico, the United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.33/dollar as of March 31, 2010. The differences between the accounting principles generally accepted in Mexico and US GAAP are reflected in the column entitled  ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V.,is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS				
INCOME STATEMENT SUMMARY	**1Q10**	1Q09	VAR (%)	4Q09	VAR (%)
NET SALES	**11,258**	12,888	(13)	12,770	(12)
GROSS PROFIT	**3,750**	4,423	(15)	4,369	(14)
GROSS MARGIN (%)	**33.3%**	34.3%		34.2%	
OPERATING INCOME	**632**	1,024	(38)	959	(34)
OPERATING MARGIN (%)	**5.6%**	7.9%		7.5%	
OTHER EXPENSE (INCOME), NET	**40**	63		37	
COMPREHENSIVE FINANCING COST (INCOME), NET	**161**	1,104		(71)	
INTEREST EXPENSE	**350**	302		342	
INTEREST INCOME	**10**	835		(91)	
FOREIGN EXCHANGE LOSS (GAIN)	**(152)**	58		(288)	
MONETARY POSITION (GAIN) LOSS	**(47)**	(91)		(34)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(127)**	(142)		(109)	
TAXES	**216**	344		238	
NET INCOME	**342**	(345)	199	863	(60)
MAJORITY NET INCOME	**261**	(491)	153	644	(60)
EARNINGS PER SHARE[1]	**0.46**	(0.87)	153	1.14	(60)
EARNINGS PER ADR (US$)[2]	**0.15**	(0.28)	153	0.37	(60)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**358**	392		386	
EBITDA[3]	**991**	1,416	(30)	1,346	(26)
CAPITAL EXPENDITURES (MILLIONS US$)	**11**	14		38	

BALANCE SHEET SUMMARY	**Mar-10**	Mar-09	VAR (%)	Dec-09	VAR (%)
CASH AND CASH EQUIVALENTS	**2,109**	989	113	2,008	5
TRADE ACCOUNTS RECEIVABLE	**3,832**	4,946	(23)	4,254	(10)
OTHER ACCOUNTS RECEIVABLE	**2,093**	3,156	(34)	2,133	(2)
INVENTORIES	**5,520**	6,222	(11)	7,589	(27)
CURRENT ASSETS	**14,112**	15,834	(11)	16,480	(14)
PROPERTY, PLANT, AND EQUIPMENT, NET	**17,712**	20,553	(14)	19,958	(11)
TOTAL ASSETS	**39,199**	43,513	(10)	43,967	(11)
SHORT-TERM DEBT	**1,948**	2,126	(8)	2,203	(12)
CURRENT LIABILITIES	**7,328**	18,052	(59)	8,950	(18)
LONG-TERM DEBT	**18,602**	12,072	54	19,928	(7)
TOTAL LIABILITIES	**28,999**	34,499	(16)	32,155	(10)
MAJORITY STOCKHOLDERS' EQUITY	**6,599**	5,348	23	7,701	(14)
STOCKHOLDERS' EQUITY	**10,200**	9,014	13	11,812	(14)
CURRENT ASSETS/CURRENT LIABILITIES	**1.93**	0.88		1.84	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**2.84**	3.83		2.72	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.67**	0.61		0.65	
BOOK VALUE PER SHARE[1]	**11.71**	9.49		13.66	

[1] On the basis of 563,650,709 shares as of March 31, 2010, 563,650,709 shares as of March 31, 2009, and 563,650,709 shares as of December 31, 2009.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 12.33 per dollar as of March 31, 2010.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS				
		1Q10	1Q09	VAR (%)	4Q09	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**326**	326	(0)	330	(1)
Corn flour, tortillas, and other	NET SALES	**5,278**	5,536	(5)	5,228	1
	GROSS PROFIT	**2,168**	2,289	(5)	2,127	2
	Gross Margin	**41.1%**	41.4%		40.7%	
	OPERATING INCOME	**328**	461	(29)	346	(5)
	Operating Margin	**6.2%**	8.3%		6.6%	
	EBITDA	**527**	654	(19)	538	(2)
	EBITDA Margin	**10.0%**	11.8%		10.3%	
GIMSA	SALES VOLUME (thousand metric tons)	**470**	472	(0)	469	0
Corn flour, tortillas, and other	NET SALES	**2,936**	2,458	19	2,786	5
	GROSS PROFIT	**778**	737	6	788	(1)
	Gross Margin	**26.5%**	30.0%		28.3%	
	OPERATING INCOME	**285**	337	(16)	315	(10)
	Operating Margin	**9.7%**	13.7%		11.3%	
	EBITDA	**364**	411	(12)	389	(6)
	EBITDA Margin	**12.4%**	16.7%		14.0%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**123**	126	(2)	107	15
Corn flour, wheat flour, and other	NET SALES	**1,090**	2,119	(49)	2,423	(55)
	GROSS PROFIT	**317**	662	(52)	844	(62)
	Gross Margin	**29.0%**	31.3%		34.8%	
	OPERATING INCOME	**91**	257	(65)	330	(73)
	Operating Margin	**8.3%**	12.1%		13.6%	
	EBITDA	**114**	295	(61)	377	(70)
	EBITDA Margin	**10.5%**	13.9%		15.5%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**135**	127	6	139	(3)
Wheat flour	NET SALES	**879**	901	(2)	936	(6)
	GROSS PROFIT	**163**	151	8	191	(15)
	Gross Margin	**18.5%**	16.8%		20.4%	
	OPERATING INCOME	**19**	21	(9)	58	(67)
	Operating Margin	**2.2%**	2.3%		6.2%	
	EBITDA	**34**	34	(2)	73	(54)
	EBITDA Margin	**3.8%**	3.8%		7.8%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**48**	52	(6)	51	(5)
Corn flour and other	NET SALES	**648**	662	(2)	701	(8)
	GROSS PROFIT	**168**	152	11	190	(11)
	Gross Margin	**26.0%**	23.0%		27.0%	
	OPERATING INCOME	**(30)**	(30)	2	(4)	(690)
	Operating Margin	**(4.6%)**	(4.6%)		(0.5%)	
	EBITDA	**(8)**	(8)	4	24	(131)
	EBITDA Margin	**(1.2%)**	(1.2%)		3.4%	
OTHER & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(4)**	(6)	34	(5)	28
	NET SALES	**427**	1,211	(65)	696	(39)
	GROSS PROFIT	**157**	431	(64)	230	(32)
	Gross Margin	**36.8%**	35.6%		33.0%	
	OPERATING INCOME	**(60)**	(21)	(186)	(86)	30
	Operating Margin	**(14.1%)**	(1.7%)		(12.4%)	
	EBITDA	**(40)**	30	(233)	(55)	27
	EBITDA Margin	**(9.4%)**	2.5%		(7.9%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,097**	1,097	0	1,090	1
	NET SALES	**11,258**	12,888	(13)	12,770	(12)
	GROSS PROFIT	**3,750**	4,423	(15)	4,369	(14)
	Gross Margin	**33.3%**	34.3%		34.2%	
	OPERATING INCOME	**632**	1,024	(38)	959	(34)
	Operating Margin	**5.6%**	7.9%		7.5%	
	EBITDA	**991**	1,416	(30)	1,346	(26)
	EBITDA Margin	**8.8%**	11.0%		10.5%	

[1] Convenience translation. For further details see "Accounting Procedures".

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA
GRUMA, S.A.B. DE C.V.

QUARTER: 01 YEAR: 2010

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
GE CAPITAL MÉXICO	NOT APPLIED	03/07/2008	30/06/2014	13.02	0	5,780	12,340	12,340	6,170	0						
GE CAPITAL MÉXICO	NOT APPLIED	31/03/2010	30/06/2013	13.02	0	1,843	2,949	2,949	1,476	0						
BBVA BANCOMER	NOT APPLIED	21/10/2009	21/10/2014	7.83	0	208,204	208,204	208,204	208,204	104,652						
GE CAPITAL MÉXICO	NOT APPLIED	21/10/2009	01/05/2011	2.2201	0	27	44	44	22	0						
GE CAPITAL MÉXICO	NOT APPLIED	21/10/2009	01/05/2011	2.2201	0	55	173	173	86	0						
BANCO ATLANTICA	YES	23/12/2009	23/06/2010	14.03							9,014	0	0	0	0	0
BANCO ATLANTICA	YES	08/03/2010	08/09/2010	14.03							23,401	0	0	0	0	0
BANCO ATLANTICA	YES	03/12/2009	03/06/2010	14.03							21,514	0	0	0	0	0
BANCO ATLANTICA / OCCIDENTE	YES	01/06/2009	01/06/2014	18.53							0	38,090	38,090	38,090	38,090	15,413
BCT	YES	25/06/2009	25/06/2014	12.65							0	24,080	24,080	24,080	9,820	0
BCT	YES	25/06/2009	25/06/2010	11.03							8,857	0	0	0	0	0
BCT	YES	03/11/2009	05/04/2010	10.03							2,009	0	0	0	0	0
BICR	YES	13/11/2009	03/11/2010	9.53							2,008	0	0	0	0	0
BICR	YES	06/11/2009	23/10/2010	9.53							4,832	0	0	0	0	0
LAFISE	YES	04/01/2010	04/05/2010	9.75							6,308	0	0	0	0	0
LAFISE	YES	03/11/2009	21/03/2010	11.03							2,225	0	0	0	0	0
LAFISE	YES	04/01/2010	04/05/2010	9.75							9,229	0	0	0	0	0
GE CAPITAL	NOT	01/03/2008	01/03/2013	11.66							0	9,050	23,810	23,810	11,806	0
MERRIL LYNCH	YES	03/12/2004	03/12/2050	7.75							0	0	0	0	0	3,698,000
BBVA BANCOMER	NOT	21/10/2009	21/10/2014	3.125							0	291,480	291,480	291,480	291,480	218,810
DEUTSCHE BANK	YES	21/10/2009	21/01/2017	3.125							0	616,500	616,500	1,233,000	1,233,000	4,540,925
BCT	YES	03/11/2009	05/04/2010	10.03							3,013	0	0	0	0	0
BCT	YES	25/06/2009	06/04/2010	9.53							4,148	0	0	0	0	0
LAFISE	YES	21/01/2010	21/04/2010	10.75							10,481	0	0	0	0	0
LAFISE	YES	15/03/2010	20/07/2010	9.03							20,881	0	0	0	0	0
COMMERCIAL BANKS																
BANCOMEXT	NOT APPLIED	18/08/2009	18/08/2019	8.11	0	0	0	169,350	535,000	2,893,630						
FIDEICOMISO AAA NAFINSA	NOT APPLIED	18/05/1994	31/12/2013	7.92	0	31,252	15,147	4,516	406	0						
BANCOMEXT	NOT APPLIED	08/04/2009	07/04/2014	10.1121	0	7,872	97,069	127,555	127,565	31,890						
CITIBANK	YES	14/08/2007	14/08/2010	1.0829							6,165	0	0	0	0	0
BANCO VENEZUELA	YES	16/11/2009	09/04/2010	13.03							51,803	0	0	0	0	0
BANESCO	YES	16/12/2009	17/06/2010	13.03							69,813	0	0	0	0	0

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

For the valuation of the derivative financial instruments of corn, wheat, natural gas and diesel futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1) the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of March, 31st, 2010, the open positions of these instruments were valued at their fair market value and resulted in a loss of $51,910 thousand pesos, which was applied to the 2009 fiscal year results. These financial instruments did not qualify as hedges for accounting purposes. The financial derivative instruments concluded during the first quarter of 2010 represented a gain of $25,485 thousands of pesos.

The company has complied with all obligations under its derivative financial instruments.

 1) Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Corn Derivative Financial Instruments:

Summary of Corn Financial Derivative
Instruments March 31st, 2010.
Amounts in thousands of Pesos

The corn financial derivative instruments concluded during the first quarter of 2010 represented a gain of $19,844 thousands of pesos.

II. Sensitivity Analysis

Corn Derivative Financial Instruments:

Based on our position as of March 31st, 2010, a hypothetical change of a 10% low in the Bushel value will result in an additional unfavorable effect of $11,827 thousands of pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of March 31st, 2010.

Sensitivity Analysis
Raw Materials (Corn) Derivative Financial Instruments Position
as of March 31st, 2010
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos